================================================================================

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR OCTOBER 25, 2002

                        Canadian National Railway Company
             (Exact name of Registrant as specified in its charter)

                               -----------------

                        Canadian National Railway Company
                 (Translation of Registrant's name into English)

                               -----------------

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                                 (514) 399-7091
                    (Address of principal executive offices)

                               -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F       FORM 40-F  X
                                     ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                YES         NO  X
                                    ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


================================================================================

                            MATERIAL CHANGE REPORT

             UNDER SECTION 75 (2) OF THE SECURITIES ACT (ONTARIO)
              SECTION 81 (2) OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 (2) OF THE SECURITIES ACT (NEWFOUNDLAND)
            SECTION 84 (1) (B) OF THE SECURITIES ACT (SASKATCHEWAN)
            SECTION 118(1) (B) OF THE SECURITIES ACT (ALBERTA) AND
            SECTION 67 (1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.   Reporting Issuer

     Canadian National Railway Company
     935 de La Gauchetiere Street West
     Montreal, Quebec
     H3B 2M9

2.   Date of Material Change

     October 22, 2002

3.   Press Release

     The press release of Canadian National Railway Company was issued at Montreal, Quebec on October 22, 2002. A copy of the press release is annexed hereto as Schedule A.

4.   Summary of Material Change

     On October 22, 2002, Canadian National Railway Company announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 13 million, or approximately 6.5 per cent, of the approximately 200 million outstanding common shares of the Company not held by its insiders on Oct. 15, 2002.

5.   Full Description of Material Change

     On October 22, 2002 Canadian National Railway Company (`'CN") announced that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 13 million, or approximately 6.5 per cent, of the approximately 200 million outstanding common shares of the Company not held by its insiders on Oct. 15, 2002. The price CN will pay for any common shares will be the market price at the time of the purchase, plus brokerage fees. The share buy-back program - starting Oct. 25, 2002, and ending no later than Oct. 24, 2003 - will be conducted through the facilities of The Toronto Stock Exchange and New York Stock Exchange and will conform to the exchanges' regulations.

6.   Reliance on Provisions Applying to Confidential Filing

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officer

     Inquiries in respect of the material change referred to herein may be made to:

     SEAN FINN
     Senior Vice-President, Chief Legal Counsel and Corporate Secretary Canadian National Railway Company
     935 de La Gauchetiere Street West
     Montreal, Quebec
     H3B 2M9
     (514) 399-7091

9.   Statement of Senior Officer

     The information contained in this material change report accurately discloses the material change referred to herein.


DATED in the city of Montreal, province of Quebec, this 23rd day of October
2002.

                                                  /s/ Sean Finn
                                                  ------------------------
                                                  Senior Vice-President,
                                                  Chief Legal Officer and
                                                  Corporate Secretary

[CN LOGO]                                                                  News
North America's Railroad                                  FOR IMMEDIATE RELEASE


                                              Stock symbols: TSX: CNR/NYSE: CNI

                                                                      www.cn.ca

CN announces share repurchase program, declares fourth-quarter 2002 dividend

MONTREAL, Oct. 22, 2002 -- Canadian National Railway Company announced today that its board of directors has authorized a normal course issuer bid to purchase for cancellation up to 13 million, or approximately 6.5 per cent, of the approximately 200 million outstanding common shares of the Company not held by its insiders on Oct. 15, 2002.

The price CN will pay for any common shares will be the market price at the time of the purchase, plus brokerage fees.

The share buy-back program - starting Oct. 25, 2002, and ending no later than Oct. 24, 2003 - will be conducted through the facilities of The Toronto Stock Exchange and New York Stock Exchange and will conform to the exchanges' regulations.

Paul M. Tellier, president and chief executive officer of CN, said: "CN's management and directors believe the purchase by the Company of its common shares represents an appropriate use of its funds to increase shareholder value. Having successfully completed the integration of Wisconsin Central, and with a strong balance sheet and solid cash flow generation, CN can undertake this buy-back program while continuing to pursue other opportunities aimed at further enhancing shareholder value."

CN's board of directors today also declared a fourth-quarter 2002 dividend on the Company's outstanding common shares. A quarterly dividend of twenty-one and one-half cents (Cdn $0.215) will be paid on Dec. 27, 2002, to shareholders of record at the close of business on Dec. 6, 2002.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid -America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and
Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

                                    - 30 -

Contacts:
Media                                             Investment Community
-----                                             --------------------
Mark Hallman                                      Robert Noorigian
System Director                                   Vice-President
Media Relations                                   Investor Relations
(416) 217-6390                                    (514) 399-0052


                                                                              5